Exhibit 16.2

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

On June 1, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a “Commission-Identified Issuer” pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 31, 2022 with an audit report issued by Ernst & Young Hua Ming LLP (“EY”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms that has a branch or office located. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file the annual report on Form 20-F for the fiscal year ended December 31, 2022.

Based on the examination of the Company’s register of members and the beneficial ownership schedules filed by its shareholders and other publicly available information, to the Company’s knowledge, as of the date of this annual report, shareholders held 5% or more of the total outstanding ordinary shares of the Company were Mr. Jian He, Mr. Zhentao Wang, Zall Entities (as defined below) and IDG Entities (as defined below).

(i)	Mr. Jian He and his affiliate entities, Conner Growth Holding Limited, Ezbuy Talents Holding Limited and Itelite Holding Limited, together owned 15.2% of the Company’s total outstanding ordinary shares. Mr. Jian He is a natural person not affiliated with any governmental entities.

(ii)	Mr. Zhentao Wang through his affiliate entity, AOGANG International (Hong Kong) Corporation Limited, owned 10.83% of the Company’s total outstanding ordinary shares. Mr. Zhentao Wang is a natural person not affiliated with any governmental entities.

(iii)	Zall Entities, Zall Development Investment Company Limited and Zall Development (HK) Holding Company Limited, together owned 22.52% of the Company’s total outstanding ordinary shares, which is ultimately beneficially owned by Mr. Zhi Yan. Mr. Zhi Yan is a natural person not affiliated with any governmental entities.

(iv)	IDG Entities, IDG China Venture Capital Fund IV L.P. and IDG China IV Investors L.P., together owned 5.37% of the Company’s total outstanding ordinary shares, which are limited partnerships ultimately managed by IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Mr. Chi Sing Ho and Mr. Quan Zhou. Each of Mr. Chi Sing Ho and Mr. Quan Zhou is a natural person not affiliated with any governmental entities.

Therefore, as of the date of this annual report, the Company was not owned or controlled by any governmental entity in the Cayman Islands, where it is incorporated, or in Hong Kong or mainland China, where EY has a branch or office located.